FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 13, 2004

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

6th Floor, 1199 West Hastings Street

Vancouver, B.C. Canada V6E 3T5

COMMISSION FILE NUMBER: 029718

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

 EXHIBITS

Exhibit 1

Press Release and Material Change Report dated May 13, 2004 attached

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LAS VEGAS FROM HOME.COM ENTERTAINMENT INC.

(Registrant)

By:”Bedo H. Kalpakian”

(Signature)

Chairman & Director

Date: May 13, 2004

Exhibit 1

Form 51-102F3

Material Change Report

.

1.

Name and Address of Company

Las Vegas From Home.com Entertainment Inc.

#600 – 1199 West Hastings Street

Vancouver, B.C.  V6E 3T5

2.

Date of Material Change

May 13, 2004.

3.

News Release

News release was issued on May 13, 2004 and disseminated via Canada News Wire pursuant to section 7.1 of National Instrument 51–102.

4.

Summary of Material Change

Vancouver, British Columbia - Las Vegas from Home.com Entertainment Inc., (“LVFH”) announced today that Jim Feist has chosen LVFH as the vendor of poker software powering his play-for-fun poker site, which may be viewed at www.JimFeistPoker.com

5.

Full Description of Material Change

Vancouver, British Columbia - Las Vegas from Home.com Entertainment Inc., (“LVFH”) announced today that Jim Feist has chosen LVFH as the vendor of poker software powering his play-for-fun poker site, which may be viewed at www.JimFeistPoker.com

The poker software will be hosted by an LVFH subsidiary, Action Poker Gaming Inc. and will feature Texas Hold’em Poker.   A combination of ring games, play tournaments, and cash award tournaments will be available.

Feist, who is a leading handicapper in the United States, principal panelist on USA Network’s PROLINE, and a Gaming Today columnist wants to introduce players to the experience of Texas Hold’em.  “With the skyrocketing rise in popularity of Texas Hold’em, I wanted to provide a free no-risk place for people to experience the thrill of no-limit hold’em poker games, especially the thrill of competing in tournaments, like those seen on television,” said Feist.  “This initiative to offer a free play site will encourage new players to try the game while both novice and experienced players will be drawn to the tournaments.”

“Jim is well known in the Sports Handicapping Industry and a large percentage of sports enthusiasts have an interest in on-line poker," said Jake Kalpakian, CEO of LVFH.  "Jim is connecting that interest by making his site publicly available, which allows them to learn in a trusted environment.”

LVFH is a gaming software developer and operator that licenses its software to third parties.

6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.

Omitted Information

No information has been omitted.

8.

Executive Officer

Mr. Jacob H. Kalpakian, President, of the Company, is knowledgeable about the material change contained herein and may be reached at (604) 681-0204.

9.

 Date of Report

This report is dated the 13th day of May, 2004.